UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-69516

Cascade Natural Gas Corporation

(Exact name of registrant as specified in its charter)

222 Fairview Avenue North, Seattle, Washington 98109

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

All securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See Exhibit A hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934 Cascade Natural Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 8, 2007	By:	/s/ James E. Haug
James E. Haug Chief Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

EXHIBIT A

Security	Record Holders

5.21% Notes due September 2020	4
5.25% Insured Quarterly Notes due February 2035	26
8.06% Medium Term Notes due September 2012	1
8.10% Medium Term Notes due October 2012	2
8.11% Medium Term Notes due October 2012	1
7.95% Medium Term Notes due February 2013	2
8.01% Medium Term Notes due February 2013	2
7.95% Medium Term Notes due February 2013	1
7.48% Medium Term Notes due September 2027	1
7.098% Medium Term Notes due March 2029	1